UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2024

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

Re: Functional Brands Inc.
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted on October 24, 2024
CIK No. 0001837254

Dear Eric Gripentrog:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023, letter.

Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary, page ii

1. You state here and elsewhere in the submission that Functional Brands is a 72% subsidiary owned by Hemptown Organics (HOC). Based on the disclosures in your financial statements and elsewhere in the submission, it appears that HOC owns 120 million shares of Functional Brands it obtained for licenses and in the reorganization, and that Functional Brands has 122.7 million shares outstanding as stated on page F-7. Please explain the basis for the statement that you are a 72% owned subsidiary of HOC.

P2i (prenatal) Brand, page 2

2. We note you have revised your disclosure both here and elsewhere to include information regarding a prenatal vitamin which you describe as "certified". Please revise to describe what authority has "certified" the vitamin and explain the procedures and standards that were required to be met in order to receive such certification. If no such formal certification was received, please remove the use of the term in all instances where used.

The Offering, page 7

3. Please revise the use of proceeds disclosure in the Prospectus Summary to clarify that 53% of the net proceeds of the offering will go towards a deferred payment in connection with the Kirkman acquisition, which has a maturity date of January 1, 2025. In addition, elsewhere in the prospectus, where the Asset Purchase Agreement for the net assets of Kirkman is discussed, please clarify to whom the payment is due (i.e., the "Seller" under the agreement) and file Schedule A to the Asset Purchase Agreement as part of your exhibits. In this regard we note that page 1 of the Asset Purchase Agreement describes Schedule A as containing the following information: "each of the Persons listed as an Owner on Schedule A hereto who are the direct and indirect equity owners of Sellers (collectively, the “Owners”)".

Risk Factors
We have two customers that account for a substantial portion of our revenues..., page 17

4. We note your response to prior comment 5 and your newly added disclosure that you have a written purchase agreement in place with iHerb, which accounted for approximately 22% of the company's total revenue for the fiscal year ended December 31, 2023. Please file this purchase agreement as an exhibit or provide an analysis supporting your determination that the company is not substantially dependent on the agreement. See Item 601(b)(10) of Regulation S-K.

Results of Operations
Liquidity and Capital Resources, page 43

5. Please revise your discussion of future liquidity and capital resource requirements to analyze material cash requirements from known contractual and other obligations. Specify the type of obligation and the relevant period for the related cash requirements and discuss the anticipated source of funds needed to satisfy such obligations. Refer to Item 303(b)(1) of Regulation S-K.

Business
Competitive Strengths, page 47

6. We note your response to prior comment 9 and reissue. We note your website disclosed on page 6 advertises Trailer Park Boys Delta 9 Drink Enhancers with 20 mg of THC per packet and Trailer Park Boys Delta 9 Gummies with 5 mg or 15 mg of D9 in each gummy. We also note the disclaimer on your website that "DELTA 9 IS KNOWN TO PRODUCE STRONG PSCYHOACTIVE EFFECTS." It appears these products, and others, may be advertised for recreational use and provide psychoactive

effects. If true, please revise your Prospectus throughout, as appropriate, including risk factor disclosure, or otherwise advise.

7. We note your response to prior comment 12 and reissue in part. Please file the extension agreement as an exhibit, as it was not filed as previously indicated. Please also revise your disclosure regarding the royalty rate for the Trailer Park Boys license agreement to consistently appear as 20% throughout the prospectus, as you have stated on page 4.

Industry, page 49

8. We note your response to prior comment 10 and reissue in part. Please revise page 52 where you discuss the benefits of CBD to disclose whether the FDA has approved CBD for any indications and disclose those indications.

Laws and Regulations Relating to Our Products
Hemp and marijuana regulatory regimes in each state where we sell hemp derived products., page 59

9. We note your response to prior comment 13 and reissue in part. Please revise to explain the footnote to your table appearing on page 69 and indicate the states where you sell your hemp products. To this point, we note there are no rows or columns that are "green."

Index to Combined Financial Statements, page F-1

10. We note that you added a Table of Contents on page F-3 for the Consolidated Financial Statements. Therefore, please revise the Index to Combined Financial Statements since the financial statements are no longer presented on a Combined basis, or advise why no revision is necessary.

Financial Statements
Consolidated Statements of Changes in Equity, page F-7

11. Please revise the name of the last column to Total Shareholders' Equity/(Deficit).

Note 3 - Basis of Presentation, page F-10

12. Please expand your disclosure of the restructuring to address how the recognized assets and liabilities transferred were measured at the date of transfer. Clearly indicate that financial data for previously separate entities are combined for all periods presented during which the entities were under common control. Refer to ASC 850-50-45-5 and 805-50-50-3.

13. Please provide disclosure about the nature of the control relationships and ownership percentages that exist among these entities and the parent company Hemptown Organics Corp. Refer to ASC 850-10-50-6.

14. Please further confirm to us that the carrying amounts of the assets and liabilities transferred do not differ from the historical cost of the parent. Refer to ASC 805-50-30-5.

Note 4 - Restatement of Previously Issued Financial Statements, page F-11

15. Given the number of errors that were corrected, please provide a more comprehensive description of the overall nature of how these errors occurred and how they were identified. Disclose the cumulative effect of the change on retained earnings and other appropriate components of equity in the statement of financial position as of the beginning of the earliest period presented, rather than the total equity amounts presented on page F-19 and the total amounts shown on page F-14. Refer to ASC 250-10-50-7 and -7.b. In addition, please revise the tabular presentations in your Summary Financial Information and Management's Discussion and Analysis disclosures to label the year ended December 31, 2022 columns as restated.

16. Please have your auditor revise its audit report to refer to the restatement or tell us why an explanatory paragraph would not be required. Refer to paragraph 18e of PCAOB Standards 3101.

17. For the statement of changes in equity on page F-19, please label the December 31, 2021 line item as Restated.

Note 13 - Business Combination, page F-31

18. You have recorded the asset purchase with Kirkman under the acquisition method. Please provide your analysis of the facts and circumstances that resulted in your conclusion that this is a business acquisition and not an acquisition of assets. As part of you response, tell us when this determination was made and which entity initially recognized it. Refer to ASC 805-10-25-1.

Note 21 - Related Party Transactions
Long-term debt, page F-36

19. Please revise the 'loan payable' line item on the balance sheet to indicate the payable is to a related party.

Inter-company transactions, page F-37

20. You have disclosed that $3.0 million was due to related parties on December 31, 2022 and nothing was due as of December 31, 2023 on your balance sheet. You state here that $1.6 million was forgiven and recorded as additional paid-in capital. No repayment of related party items is disclosed in your statement of cash flows or disclosed as a non-cash item. Please explain how the remaining $1.4 million was extinguished and recorded in your financial statements.

Exhibits

21. We note your response to prior comment 39 and reissue. The requested exhibit does not appear to have been filed. Please revise to attach your license agreement with Hemptown Organics Corp. referred to on page 54 as an exhibit or otherwise advise. Refer to Item 601(b)(10) of Regulation S-K.

22. We note your response to prior comment 40 and reissue, as Exhibits 10.3 and 10.9, which were filed as Exhibits 10.2 and 10.10 in Amendment No. 3 to the Draft Registration Statement on Form S-1 submitted August 17, 2024, are not in the proper

text-searchable format. See Item 301 of Regulation S-T.

23. Please revise to file the Fourth Forbearance amendment dated September 24, 2024, and the Confession of Judgement discussed on page 5 as exhibits or otherwise advise.

General

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Linsky